September 1, 2011

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Questar Corporation

File No. 1-08796

Questar Pipeline Company

File No. 0-14147

Questar Gas Company

File No. 333-69210

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 9, 2011

Dear Ms. Thompson:

This letter constitutes the response of Questar Corporation, Questar Pipeline Company and Questar Gas Company to your comment letter dated August 26, 2011, regarding our Form 10-K for the fiscal year ended December 31, 2010, and our Form 10-Q for the quarterly period ended June 30, 2011.

We are providing our responses via EDGAR for your review to the above referenced Form 10-K and Form 10-Q.

We have set forth below each of the comments in bold font followed by our response to each comment.

We acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from takings any action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at (801) 324-5407, e-mail at kevin.hadlock@questar.com, or facsimile at (801) 324-5483 with any questions or comments regarding this letter.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/Kevin W. Hadlock

Kevin W. Hadlock

Executive Vice President and Chief Financial Officer

Questar Corporation

Questar Pipeline Company

Questar Gas Company

QUESTAR CORPORATION, QUESTAR PIPELINE COMPANY AND QUESTAR GAS COMPANY RESPONSE TO COMMENT LETTER DATED AUGUST 26, 2011:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 18

Questar Gas, page 22

1.

In future filings, please separately present cost of natural gas sold from unaffiliated and affiliated parties/companies in your Questar Gas operating results table.  Also please tell us and disclose in future filing the reasons why cost of natural gas sold from unaffiliated parties declined during the periods presented while the cost of natural gas sold from affiliated companies increased over the same timeframe.

Response:

In future filings we will present separately the cost of natural gas sold from unaffiliated and affiliated parties/companies in our Questar Gas operating results table and disclose the reasons for changes in these amounts.

Wexpro supplies Questar Gas approximately half of its gas supply under the terms of the Wexpro Agreement.  The cost of natural gas from affiliates increased in 2010 compared to 2009 and in 2009 compared to 2008 because of increased drilling activity by Wexpro resulting in increased volumes delivered to Questar Gas.  The cost of natural gas from unaffiliated parties decreased in 2010 compared to 2009 and in 2009 compared to 2008 due to lower volumes and lower market purchase prices.

Critical Accounting Policies, Estimates and Assumptions, page 27

2.

Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results.  In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Refer to SEC Release No. 33-8350.

Response:

In future filings, we will highlight those areas that require significant estimates, management judgment and choices of accounting policies as described above.

Item 8.  Financial Statements and Supplementary Data, page 30

Notes Accompanying the Financial Statements, page 51

3.

If true, please include a statement that indicates that the financial statement notes apply to Questar Corporation, Questar Pipeline Company and Questar Gas Company unless otherwise noted.

Response:

In future filings, we will add the above statement at the beginning of the Notes Accompanying the Financial Statements.

Note 1 – Summary of Significant Accounting Policies, page 51

B. Principles of Consolidation, page 51

4.

We note that your wholly owned subsidiary Questar Market Resources, Inc. merged with and into a newly-formed wholly owned subsidiary, QEP, and that you distributed all QEP shares to your shareholders in a tax-free pro rata dividend.  Please tell us in sufficient detail how you determined the appropriate accounting spinnor and spinnee in this transaction and what consideration you gave to treating this spinoff as a reverse spinoff under ASC paragraphs 505-60-25-4 through -8.

Response:

We believe that the most accurate accounting depiction of the substance of the spinoff transaction that separated Questar and QEP Resources Inc. (QEP) is to account for the transaction based on its legal form and to treat Questar as the spinnor and QEP as the spinnee.  The primary reason for this accounting treatment is based on the history of Questar’s businesses.  Questar has been in business for over 80 years in several aspects of the regulated natural gas industry including production, transmission, storage and distribution.  In the mid-1980s, Questar began to invest in the nonregulated exploration and production business.  This investment started slowly, but by 2004 net income from the nonregulated exploration and production business was more than half of Questar’s net income.  In 2009, the exploration and production business represented 54% of Questar’s net income.  After the spinoff, Questar’s retained businesses are consistent with its historical operations.

Historically, Questar’s owners have been utility-type investors interested in stable earnings and dividend growth.  As the nonregulated exploration and production business grew, Questar investors were exposed to commodity price risk.  One of the main reasons for the spinoff was to separate the investment objectives of the two sides of the business.  After the spinoff, Questar investors have more clearly defined investment objectives consistent with its historical operations; and QEP was able to attract investors with objectives that are focused on growth and commodity price exposure.

The majority of management and employees was retained by Questar Corporation after the spinoff.  Questar retained its headquarters in Salt Lake City, while QEP moved its headquarters to Denver.

We believe that investor understanding of the transaction is enhanced by treating Questar as the spinnor and QEP as the spinnee even though the market value of the QEP stock was higher than the market value of the Questar stock at the time of the spinoff.

Note 3 – Earnings Per Share, page 57

5.

We note that your restricted stock units accrue equivalent dividends which are subject to the same vesting, distribution and voting conditions of the underlying award.  Please tell us and disclose in future filing if you consider these restricted awards to be participating securities and compute EPS pursuant to the two-class method.  See ASC 260-10-45-61A.

Response:

We consider restricted stock units to be participating securities for the computation of earnings per share.  The application of the two-class method had an insignificant impact of the calculation of both basic and diluted EPS for previously filed financial statements.  We will disclose this in future filings.

Note 8 – Commitments and Contingencies, page 63

6.

We note that you believe the outcome of various commercial and regulatory claims and litigation and other legal proceedings will not have a material adverse effect on your financial position, results of operations or cash flows and have the following comments:

•

It is unclear to us whether this statement is intended to convey that any liability amounts deemed probable and currently accrued are not material to your financial statements or whether this statement is also intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements.  Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made.  If an estimate of reasonably possible losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

•

You disclose on page 63 that “the probability of liability or an estimate of loss cannot be reasonably determined” for some claims due to “highly complex issues relating to liability, damages and other matters subject to substantial uncertainties.”  Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.  An effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible ranges of losses would be for those reasonably possible outcomes.  If you conclude that you cannot estimate the reasonably possible additional loss or ranges of loss, please:  (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and (2) for each material matter, what specific factors are causing the inability to estimate the range and when you expect those factors to be resolved.

•

You further disclose on page 63 that “Disclosures are provided for contingencies reasonably likely to occur which would have a material adverse effect” on your financial statements.  Please note that ASC 450-20-50-3 requires disclosure of contingencies if there is at least a “reasonable possibility” that a loss or an additional loss may have been incurred.  As “reasonably possible” encompasses a broader range than “reasonably likely,” please explain how your disclosures comply with ASC 450-20-50 and tell us how you intend to revise your disclosures in future filings.

Response:

None of Questar, Wexpro, Questar Pipeline and Questar Gas is involved with any claims or proceedings that are reasonably possible to have a material adverse effect on Questar’s, Questar Pipeline’s or Questar Gas’s respective financial position, results of operations or cash flows.  There are currently no claims for which we are unable to make an assessment as to potential losses.  Accordingly, we believe our disclosure of contingent liabilities is adequate and conforms to the requirements of ASC 450-20-50.  We propose to make the following changes to our disclosure of contingent liabilities in future filings:

Questar and each of its subsidiaries are involved in various commercial and regulatory claims and litigation and other legal proceedings that arise in the ordinary course of its business.  Management does not believe the amount or range of losses or additional losses that are reasonably possible, individually or in the aggregate, arising from such claims will have a material adverse effect on Questar’s, Questar Pipeline’s or Questar Gas’s respective financial position, results of operations or cash flows.

A liability is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome. Disclosures are provided of both the loss or the range of loss for contingencies, as applicable, that are reasonably possible to occur and that, individually or in the aggregate, would have a material adverse effect on Questar’s, Questar Pipeline’s or Questar Gas’s respective financial position, results of operations or cash flows.  While some claims may involve such highly complex issues relating to liability, damages and other matters subject to substantial uncertainties that the possibility of liability or an estimate of loss cannot be reasonably determined, no registrant currently has any such claims.

7.

We note that you entered into a lease agreement for a new headquarters building that is being constructed and that you expect to account for this lease as a capital lease.  Please tell us whether or not you are considered the owner of the construction project for accounting purposes and are subject to the guidance in ASC paragraphs 840-40-05-4 and 840-40-15-5 and the implementation guidance beginning in paragraph 840-40-55-2.

Response:

We are not the constructive owner of the headquarters building that is being constructed since we do not have significant construction period risks.  Specifically, (1) we are not obligated to make lease payments until the project is complete, (2) we do not guarantee the construction debt or provide construction financing, (3) we are not obligated under the construction contracts for the building structure, (4) we do not serve as an agent for construction financing, (4) we are not the developer or general contractor, (5) we do not have an obligation to purchase the asset if the construction is not completed by a specific date, and (6) we are not obligated to fund cost overruns, except for tenant improvements.  We do have risks associated with the tenant improvements in the building to the extent costs exceed the estimated amount in the lease agreement; however, the estimated excess costs represent only about 7% of the estimated total building costs.

Note 11 – Share-Based Compensation, page 66

8.

We note that prior to your spinoff, you adjusted and bifurcated your stock options and restricted share awards outstanding as of June 30, 2010, into stock options and restricted share awards for both Questar and QEP.  Citing authoritative accounting guidance, please tell us how you accounted for these transactions.  In doing so, tell us about the presence of any preexisting anti-dilution provisions or any anti-dilution features added concurrently with or in contemplation of the spinoff.  If you followed modification accounting, tell us how you determined the fair value of the awards immediately prior to and after the spinoff.  Also confirm that each entity after the spinoff recognizes expense for the stock-based compensation awards that are held by its employees, regardless of which company originally issued the awards.

Response:

We accounted for the bifurcation of stock options and restricted stock awards at the time of the spinoff in accordance with ASC 718-20-55-103 & 104.  Each of the original awards contained anti-dilution provisions that allowed for the modification of the award in the event of an equity restructuring, including a spinoff.  These provisions were designed to maintain the value of the award in the event of a restructuring.  At the time of the spinoff, each option and restricted share was bifurcated into corresponding Questar and QEP awards.  The exercise price of options and the grant-day prices of restricted shares were modified using the ratio of the closing prices of Questar and QEP as of the date of the spinoff.  The fair values of the awards were compared before and after the modification.  The fair values of the awards were the same because the modification was designed to equalize the fair value of an award before and after the spinoff.  Since there was no change in fair values, no additional compensation expense was recognized at the time of the spinoff.

We confirm that Questar recognizes expense for the stock-based compensation awards held by its employees regardless of whether the awards are for Questar or QEP securities.

Note 16 – Supplemental Gas and Oil Information (Unaudited), page 76

Estimated Quantities of Cost-of-Service Proved Gas and Oil Reserves, page 77

9.

We note that during 2010 Wexpro reevaluated its proved undeveloped reserves in light of its five-year development plan which resulted in a net addition to proved undeveloped reserves of 104.1 Bcfe.  Please tell us and disclose the pertinent elements of your five-year development plan and discuss how the reevaluation resulted in an increase in proved undeveloped reserves.

Response:

Wexpro has a five-year development plan for its existing producing acreage.  Under this plan, Wexpro has 278 specifically identified drilling locations in six producing fields.  Wexpro has committed approximately $420 million of capital over the next five years to invest in these locations.  Using professional engineering standards, Wexpro has recorded proved undeveloped reserves of approximately 285 Bcfe on 211 of these locations that are one drill-space unit adjacent to existing wells with proved developed reserves.

During 2010, the Bureau of Land Management approved increased well-density for one of Wexpro’s major producing areas based on its successful drilling results.  Because of this success,

Wexpro has committed additional capital for development which supports the additions in Wexpro’s estimate of proved undeveloped reserves.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 4.  Controls and Procedures, page 29

10.

Your evaluation of disclosure controls and procedures and disclosure of changes in internal controls as required by Item 307 and 308(c) of Regulation S-K appear to only be presented for Questar Corporation as your disclosure reference “the Company” which represents Questar Corporation as indicated in Note 1 on page 12.  Either amend your filing to also present disclosures required by Items 307 and 308(c) of Regulation S-K for Questar Pipeline Company and Questar Gas Company or tell us why you believe your current disclosure is adequate.

Response:

We intended that our evaluation of controls and procedures and disclosure of changes in internal controls applied to all three registrants through the use of “the Company” in our disclosure. We will amend the Form 10-Q for the quarterly period ended June 30, 2011, and modify this language to clarify that the evaluation of internal controls and changes in internal controls applies to all three registrants.